

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 23, 2008

Via Mail and Facsimile +358 (0) 7 1803-8503

Anja Korhonen
Senior Vice President and Corporate Controller
Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

> **Re: Nokia Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 20, 2008**
> **File No. 001-13202**

Dear Ms. Korhonen:

We have limited our review of your filing to those issues we have addressed in our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

General

1. We are aware of news reports dated June 2004 and February 2008 indicating that your products are available in North Korea, and an April 2008 news report indicating that your products are available in Cuba. Your Form 20-F does not include disclosure regarding contacts with North Korea and Cuba, countries that are identified by the U.S. State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with North Korea and Cuba, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any components, equipment, technology, or other products or services you have provided into North Korea and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of North Korea and Cuba or entities controlled by them.

*   *   *   *

Please respond to this letter within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director